Tyco Flow Control International Ltd.

Freier Platz 10

CH-8200 Schaffhausen, Switzerland

41-52-633-02-44

July 31, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Tom Jones

Re:	Tyco Flow Control International Ltd. –

Registration Statement on Form S-4 (Registration No. 333-181250)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective at 2:00 P.M., Eastern Time, on August 2, 2012, or as soon as is practicable thereafter.

The Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TYCO FLOW CONTROL INTERNATIONAL LTD.

By:	/s/ Patrick Decker
Patrick Decker
President